Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-173548

April 29, 2011

Renren Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, Deutsche Bank Securities Inc. at 1-800-503-4611 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent preliminary prospectus dated April 29, 2011, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 29, 2011, or Amendment No. 4, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1509223/000119312511117141/df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 27, 2011, or the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. References to “we,” “us,” “our company,” “our” and “Renren” are used in the same manner as in the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 4.

I. Increase in the estimated initial public offering price range

The estimated initial public offering price range, as stated in the Preliminary Prospectus, was between $9.00 and $11.00 per ADS. The estimated initial public offering price range has now been changed to between $12.00 and $14.00 per ADS.

In light of the above changes, we have revised the disclosures that are contingent on the estimated initial public offering price range in Amendment No. 4 to the Company’s registration statement on Form F-1 filed with the SEC on April 29, 2011. Set forth below are the revised sections: (1) the prospectus front cover page, (2) the “Prospectus Summary—The Offering” section, (3) the summary of our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 under “Prospectus Summary—Summary Consolidated Financial Data” section on page 12, (4) a risk factor entitled “Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution” in the “Risk Factors” section on page 47, (5) the “Use of Proceeds” section, (6) the “Capitalization” section, (7) the “Dilution” section and (8) the “Expenses Related to This Offering” section.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED APRIL 29, 2011

53,100,000 American Depositary Shares

Renren Inc.

Representing 159,300,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Renren Inc. Each ADS represents three Class A ordinary shares of Renren Inc., par value US$0.001 per share. We are offering 42,898,711 ADSs, and the selling shareholders identified in this prospectus are offering 10,201,289 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders. Prior to this offering, there has been no public market for our shares or ADSs. We anticipate the initial public offering price will be between US$12.00 and US$14.00 per ADS.

We have applied to have our ADSs listed on the New York Stock Exchange, or the NYSE, under the symbol “RENN.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 14.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us, Before Expenses	Proceeds to the Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The underwriters have an option to purchase up to 7,965,000 additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Immediately after the completion of this offering, Mr. Joseph Chen, our founder, chairman and chief executive officer, and SB Pan Pacific Corporation, one of our existing major shareholders, will hold 270,258,970 and 135,129,480 Class B ordinary shares, respectively, which, together with the Class A ordinary shares they respectively hold, will represent 56.0% and 33.6%, respectively, of our aggregate voting power, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 25,384,612 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2011.

Morgan Stanley	Deutsche Bank Securities	Credit Suisse

BofA Merrill Lynch	Jefferies

Pacific Crest Securities	Oppenheimer & Co.

The date of this prospectus is                     , 2011.

THE OFFERING

The following assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs in this offering, unless otherwise indicated.

ADSs offered by us	42,898,711 ADSs.

ADSs offered by the selling shareholders	10,201,289 ADSs.

Total ADSs offered	53,100,000 ADSs.

Price per ADS	We currently expect that the initial public offering price will be between US$12.00 and US$14.00 per ADS.

ADSs to Class A ordinary share ratio	Each ADS represents three Class A ordinary shares.

ADSs outstanding immediately after this offering	53,100,000 ADSs (or 61,065,000 ADSs, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Concurrent Private Placements	Concurrently with, and subject to, the completion of this offering, a group of unrelated third-party investors consisting of entities affiliated with Alibaba Group, China Media Capital and CITIC Securities, respectively, all of which are non-US entities, have agreed to purchase from us, severally but not jointly, an aggregate of US$110 million in Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming an initial offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, these investors will purchase a total of 25,384,612 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to these investors are being made through private placements pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. All of these investors have agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placements for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Ordinary shares outstanding immediately after this offering

1,177,602,715 shares, comprised of (i) 772,214,265 Class A ordinary shares (including 25,384,612 Class A ordinary shares we will issue in private placements concurrently with this offering, which number of shares has been calculated based on an initial offering price of

US$13.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) and (ii) 405,388,450 Class B ordinary shares.

The ADSs	The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Immediately prior to the completion of this offering, our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, including dividend rights, except for voting and conversion rights. In respect of matters requiring shareholder approval, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Class B ordinary shares will automatically convert into the same number of Class A ordinary shares under certain circumstances. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 7,965,000 ADSs to cover over-allotments.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 3,717,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Use of proceeds	We expect that we will receive net proceeds of approximately US$628.8 million from this offering and the concurrent private placements, or US$726.1 million if the underwriters exercise in full their over-allotment option to purchase additional ADSs, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. We intend to use the net proceeds from this offering and the concurrent private placements as follows: (i) approximately US$180 million for investing in our technology and research and development activities; (ii) approximately US$180 million for expanding our sales and marketing activities; and (iii) the balance for other general corporate purposes, including potential strategic acquisitions and investments. See “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

NYSE symbol	RENN

Depositary	Citibank, N.A.

Lock-up	We, our directors and executive officers, and our principal existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, we have instructed Citibank, N.A., as depositary, not to accept any deposit of ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based upon 1,023,521,970 ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding preferred shares into 725,668,320 ordinary shares immediately upon the completion of this offering;

•	excludes 48,337,290 ordinary shares issuable upon the exercise of share options outstanding as of the date of this prospectus, at a weighted average exercise price of US$0.42 per share;

•	excludes 27,690,530 restricted ordinary shares (i.e. ordinary shares issued but unvested) as of the date of this prospectus; and

•	excludes 71,129,128 ordinary shares reserved for future issuances under our equity incentive plans.

	As of December 31,
	2008	2009	2010
			Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,424	$90,376	$136,063	$136,063	$764,875
Short-term investments	14,369	36,369	62,318	62,318	62,318
Accounts receivable, net	5,991	14,362	12,815	12,815	12,815
Warrants-asset	63,710	—	—	—	—
Total current assets	138,011	147,409	437,519	437,519	1,066,331
Total assets	165,244	179,122	456,474	456,474	1,085,286
Warrants-liability	—	21,481	—	—	—
Total current liabilities	9,640	40,769	25,391	25,391	25,391
Total liabilities	10,881	41,706	25,907	25,907	25,907
Series C convertible redeemable preferred shares	36,764	28,520	28,520	—	—
Series D convertible redeemable preferred shares	130,000	193,398	571,439	—	—
Total equity (deficit)	$(12,401)	$(84,502)	$(169,392)	$430,567	$1,059,379

Notes:
(1)	Our consolidated balance sheet data as of December 31, 2010 on a pro forma basis reflects the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the closing of this offering.
(2)	Our consolidated balance sheet data as of December 31, 2010 on a pro forma as adjusted basis reflects (a) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the closing of this offering; (b) the net proceeds we will receive in this offering, and (c) the net proceeds we will receive from our issuance and sale of Class A ordinary shares to a group of third-party investors through concurrent private placements, in each of (b) and (c) above, assuming an initial offering price of US$13.00 per ADS (equivalent to US$4.33 per Class A ordinary share), the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their Class A ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$10.25 per ADS, representing the difference between the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus and our pro forma as adjusted net tangible book value of US$2.75 per ADS as of December 31, 2010, after giving effect to the automatic conversion of our preferred shares immediately upon the completion of this offering and the net proceeds to us from both this offering and our issuance of a total of 25,384,612 Class A ordinary shares through concurrent private placements. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering and the concurrent private placements of approximately US$628.8 million, or approximately US$726.1 million if the underwriters exercise in full their over-allotment option to purchase additional ADSs, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$13.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$40.3 million, assuming the number of ADSs offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to enhance our profile and brand recognition, create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering and the concurrent private placements as follows:

•	approximately US$180 million for investing in our technology and research and development activities;

•

approximately US$180 million for expanding our sales and marketing activities, including marketing programs on the internet, television, outdoor media and other formats to increase our brand recognition, promote nuomi.com and jingwei.com, and promote games on our online games center; and

•	the balance for other general corporate purposes, including potential strategic acquisitions and investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use, as described above, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or demand deposits.

In using the proceeds, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated affiliated entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend loans to our PRC subsidiary and consolidated affiliated entities or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our preferred shares issued and outstanding upon the completion of this offering into 725,668,320 ordinary shares; and

•

on a pro forma as adjusted basis to reflect: (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the completion of this offering, (2) the conversion of our ordinary shares into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering, (3) the sale by us in concurrent private placements of 25,384,612 Class A ordinary shares, which share number has been calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$109.1 million, and (4) the issuance and sale by us of 128,696,133 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$13.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of US$)
Series C convertible redeemable preferred shares	$28,520	$—	$—
Series D convertible redeemable preferred shares	571,439	—	—
Equity (deficit):
Series A convertible preferred shares	85	—	—
Series B convertible preferred shares	82	—	—
Ordinary shares, US$0.001 par value, 2,000,000,000 shares authorized, 211,383,000 shares issued and outstanding, and 937,051,320 shares issued and outstanding on a pro forma basis	211	937	—
Class A ordinary shares, US$0.001 par value, 3,000,000,000 shares authorized, 685,743,615 shares issued and outstanding on a pro forma adjusted basis	—	—	686
Class B ordinary shares, US$0.001 par value, 500,000,000 shares authorized, 405,388,450 shares issued and outstanding on a pro forma adjusted basis	—	—	405
Additional paid-in capital(1)	9,470	608,870	1,237,258
Subscription receivable	(4,909)	(4,909)	(4,909)
Statutory reserves	2,595	2,595	2,595
Accumulated deficit	(223,572)	(223,572)	(223,572)
Accumulated other comprehensive income	46,646	46,646	46,646

Total equity (deficit)	(169,392)	430,567	1,059,379

Total capitalization(1)	$430,567	$430,567	$1,059,379

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total shareholders equity and total capitalization by US$40.3 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preferred shares and the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2010 was approximately negative US$169.4 million, or negative US$0.66 per ordinary share as of that date, and negative US$1.97 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill, total consolidated liabilities and series C and series D convertible redeemable preferred shares. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares immediately upon the completion of this offering, (2) the issuance and sale in concurrent private placements of 25,384,612 Class A ordinary shares, calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$109.1 million and (3) the issuance and sale by us of 42,898,711 ADSs offered in this offering at an assumed initial public offering price of US$13.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after December 31, 2010, other than to give effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares immediately upon the completion of this offering, (2) the issuance and sale in concurrent private placements of 25,384,612 Class A ordinary shares, calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$109.1 million and (3) the issuance and sale by us of 42,898,711 ADSs offered in this offering at an assumed initial public offering price of US$13.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2010 would have been US$1.1 billion, or US$0.92 per outstanding ordinary share and US$2.75 per ADS. This represents an immediate increase in net tangible book value of US$0.49 per ordinary share and US$1.47 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$3.41 per ordinary share and US$10.25 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Share		Per ADS
Actual net tangible book value per share as of December 31, 2010	US$	(0.66)	US$	(1.97)
Pro forma net tangible book value per share after giving effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares and (2) the concurrent private placements	US$	0.43	US$	1.28
Pro forma as adjusted net tangible book value per share after giving effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares, (2) the concurrent private placements, and (3) this offering	US$	0.92	US$	2.75
Assumed initial public offering price	US$	4.33	US$	13.00
Dilution in net tangible book value per share to new investors in the offering	US$	3.41	US$	10.25

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares and this offering.

The following table summarizes, on a pro forma basis as of December 31, 2010, the differences between existing shareholders, including holders of our preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount		Percent
	(in thousands of US$, except number of shares and percentages)
Existing shareholders	994,195,900	86.6%	US$	420,036	38.6%	0.42	1.27
New investors	154,080,745	13.4%	US$	667,683	61.4%	4.33	13.00

Total	1,148,276,645	100.0%	US$	1,087,719	100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$13.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$40.3 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our preferred shares and this offering by US$0.04 per ordinary share and US$0.11 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.30 per ordinary share and US$0.89 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also do not take into consideration any outstanding share options and issued but unvested ordinary shares. As of the date of this prospectus, there were 48,337,290 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.42 per share, and there were 71,129,128 ordinary shares available for future issuance upon the exercise of future grants under our 2009 Equity Incentive Plan, as amended, and our 2011 Share Incentive Plan. As of the date of this prospectus, there were 27,690,530 issued but unvested ordinary shares. To the extent that any of these options are exercised and the unvested ordinary shares become vested, there will be further dilution to new investors.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee and the NYSE listing fee, all amounts are estimates. A portion of the expenses will be reimbursed by the underwriters.

SEC registration fee	US$	99,255
FINRA filing fee		85,991
NYSE listing fee		125,000
Printing expenses		300,000
Legal fees and expenses		2,500,000
Accounting fees and expenses		900,000
Miscellaneous		500,000

Total	US$	4,510,246

II. Replace the text under “Adjusted net loss (Non-GAAP)” in the preliminary prospectus dated April 27, 2011 with the following on page 71:

Adjusted net income/ loss (Non-GAAP). Our adjusted net loss for the three months ended March 31, 2011 was US$1.1 million, as compared with US$0.6 million adjusted net income for the three months ended March 31, 2010. Our US$1.1 million adjusted net loss for the three months ended March 31, 2011 reflected an aggregate amount of US$1.5 million in non-cash expenses for share-based compensation and amortization of intangible assets being added back to our US$2.6 million loss from continuing operations. Our US$0.6 million adjusted net income for the three months ended March 31, 2010 reflected an aggregate amount of US$11.3 million in non-cash expenses consisting of the change in fair value of our then outstanding series D warrants, share-based compensation expenses and amortization of intangible assets expenses being added back to our US$10.7 million loss from continuing operations. Adjusted net loss is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for more information.